SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

INLAND REAL ESTATE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

4.625% CONVERTIBLE SENIOR NOTES DUE 2026
(Title of Class of Securities)

457461AB7

457461AA9
(CUSIP Number of Class of Securities)

Beth Sprecher Brooks
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Choate, Esq.

Shefsky & Froelich Ltd.

111 East Wacker Drive

Suite 2800

Chicago, IL 60601

(312) 836-4066

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
N/A	N/A

*

Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A Filing Party: N/A Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
	☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to pre-commencement communications made by Inland Real Estate Corporation, a Maryland corporation (the “Company”), in connection with its contemplated offer to exchange or purchase (the “Tender/Exchange Offer”) all of its outstanding 4.625% Convertible Senior Notes due 2026 (the “Old Notes”).

The Company intends to use certain materials in connection with its presentations to, and meetings with, analysts, institutional investors and other persons at its Analyst Day/Property Tour and the National Association of Real Estate Investment Trust’s REITWeek 2010 Investor Forum in Chicago, Illinois from June 8, 2010 to June 11, 2010.  A printed copy of these materials is furnished as Exhibit 99.1 to this Schedule TO. The materials do not constitute an offer to holders of the Company’s Old Notes to exchange or purchase those Old Notes. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The Tender/Exchange Offer has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO and related exhibits, including a letter of transmittal and consent, with the Securities and Exchange Commission (the “SEC”), upon the commencement of the Tender/Exchange Offer. Holders of Old Notes should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Tender/Exchange Offer.

Holders of Old Notes may obtain copies of the documents we file with the SEC, including the Schedule TO and related exhibits, free of charge, from the SEC’s website, which may be accessed at www.sec.gov, and the investor relations section of our website, which may be accessed at www.inlandrealestate.com.

Item 12.     Exhibits.

Exhibit
Number	Description

99.1	Presentation Materials of Inland Real Estate Corporation, dated June 2010.

2